Via EDGAR, U.S. Mail and Facsimile to (703) 813-6984

April 12, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Linda van Doorn
Senior Assistant Chief Accountant
Mail Stop 3010

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Year ended December 31, 2009 (“Form 10-K”)

Dear Ms. van Doorn:

We are in receipt of the letter, dated March 29, 2010, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (“Group Inc.”), from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the above-referenced filing.  For your convenience, we have included the Staff’s comments below, followed by our responses.  When we use the terms “we,” “firm,” “us” and “our” we mean Group Inc., a Delaware corporation, and its consolidated subsidiaries.

Form 10-K for the Year Ended December 31, 2009

1.	With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements. If you do, we ask that you:

•	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

•	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

•	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

•	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

•
Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings.  To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

•
Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

•
Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries.  If you have any such concentrations, please discuss the reasons for them.

•
Tell us whether you have changed your original accounting on any repurchase agreements during the last three years.  If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination.  Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

Response:

We have not accounted for any repurchase agreements (a transfer of a security with an obligation to repurchase the security) as sales.

Note that we occasionally enter into “repurchase agreements to maturity” (generally on instruments issued by government-sponsored entities, U.S. Treasury bonds or high quality European government bonds) that we recognize as sales under ASC 860-10-40-5.  These agreements are net settled against principal and interest received on the maturing transferred assets and do not entail the return of securities.  Over the three year fiscal period the maximum balance of these “repurchase agreements to maturity” was $2.4 billion.

We have not changed our original accounting for any repurchase agreements during the past three fiscal years, other than for the implementation of new U.S. generally accepted accounting principles.

2.
For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years.  In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end.  Explain the causes and business reasons for significant variances among these amounts.

Response:

The specific disclosures requested are provided in Appendix I.

Our average total balance sheet, and the average balances for specific line items in our balance sheet (including “Securities loaned and securities sold under agreements to repurchase, at fair value”), is disclosed in our quarterly and annual SEC filings (under Statistical Disclosures – Distribution of Assets, Liabilities and Shareholders’ Equity).  Furthermore, in our Form 10-K we disclose the maximum month-end outstanding for all categories of our Short-term and Other Borrowed Funds, including securities loaned and securities sold under agreements to repurchase.

These disclosures show that our total balance sheet and individual line items within our balance sheet, regularly fluctuate – both from period end to period end and intra period.

2

Specifically with respect to repurchase agreements, the level of activity varies from period end to period end.  In 2008 this variance was particularly pronounced as the level of repurchase agreements declined steadily as we aggressively lowered our overall balance sheet and leverage during that period.  Due to market conditions at the height of the credit crisis, this reduction in our balance sheet and in our repurchase agreements was most notable in November 2008.

The level of our repurchase agreements also fluctuates intra period primarily due to our franchise activity of providing clients with access to highly liquid collateral, such as government bonds, through collateralized financing activities.  Such activity increases and decreases whenever available levels of liquidity in the market change.

3.	In addition, please tell us:

•
Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10.  If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years.  Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

•
Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860.  If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

Response:

We did not have any securities lending transactions that were accounted for as sales during the past three fiscal years.  Further, we did not have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets that we accounted for as sales during the past three fiscal years.

In addition, please tell us:

•
Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff – the general principle for offsetting – does not exist.  If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet.  For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

Response:

We report financial assets and financial liabilities in accordance with U.S. generally accepted accounting principles, which provide for offset of payables and receivables arising from unsettled regular-way transactions in the Consolidated Statement of Financial Condition without regard to whether a right of offset exists.  Accordingly, we report our principal transactions for our broker-dealer subsidiaries on a trade date basis as prescribed by ASC 940.  Specifically, ASC 940-320-45-3 states that “payables and receivables arising from unsettled regular-way trades may be recorded net.”  Further, ASC 210-20-15-3 clarifies that the general principle of a right of setoff is not applicable to transactions within the scope of ASC 940-320.  The net amount for unsettled regular-way trades is included in either Receivables from brokers, dealers and clearing organizations or Payables to brokers, dealers and clearing organizations in our Consolidated Statements of Financial Condition, depending on the balance at the applicable reporting period end.

3

Our cash inventory includes the elimination in consolidation of long and short positions by CUSIP, that is, the liability of one subsidiary (to purchase fungible securities in electronic form that are centrally cleared), that has been effectively satisfied by another subsidiary, given the single economic entity concept of consolidated financial statements.  CUSIP elimination is consistent with the objectives of ASC 810-10-45-1 which states, “In the preparation of consolidated financial statements, intra-entity balances and transactions shall be eliminated.  This includes intra-entity open account balances, security holdings, sales and purchases, interest, dividends, and so forth”.

See Appendix II for entries recorded in consolidation for the above items.

4.
Finally, if you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion.  We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K.

Response:

As noted above, we do not account for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales.

*  *  *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:       David A. Viniar, Chief Financial Officer (Principal Financial Officer)
    (The Goldman Sachs Group, Inc.)

4

Appendix I

The following table sets forth the fair value of the firm’s repurchase agreements accounted for as collateralized financings as well as the firm’s total assets for each of the quarters during fiscal 2007, 2008 and 2009 (in millions):

	For the Three Months Ended
	2007
	Feb	May	Aug	Nov
Quarterly Average	183,269	196,758	199,503	180,886
Reported, period end	192,665	144,440	160,253	159,178
Maximum, any month-end	198,085	209,247	239,754	208,085

Total Assets, period end	912,495	943,196	1,045,778	1,119,796

	For the Three Months Ended
	2008
	Feb	May	Aug	Nov
Quarterly Average	199,734	187,883	146,525	138,290
Reported, period end	161,498	115,733	110,204	62,883
Maximum, any month-end	198,533	222,597	177,298	197,688

Total Assets, period end	1,189,006	1,088,145	1,081,773	884,547

	For the Three Months Ended
	2009
	Mar	June	Sept	Dec
Quarterly Average	168,180	129,191	127,202	131,215
Reported, period end	133,395	132,982	127,035	128,360
Maximum, any month-end	148,083	132,982	127,035	128,360

Total Assets, period end	925,290	889,544	882,185	848,942

Note – our average total balance sheet, and the average balances for specific line items in our balance sheet (including “Securities loaned and securities sold under agreements to repurchase, at fair value”), is disclosed in our quarterly and annual SEC filings (under Statistical Disclosures – Distribution of Assets, Liabilities and Shareholders’ Equity).  Our maximum month-end outstanding for all categories of our Short-term and Other Borrowed Funds, including securities loaned and securities sold under agreements to repurchase, is disclosed in our Form 10-K.

Appendix II

The following table sets forth entries recorded in consolidation related to receivables and payables arising from unsettled regular-way transactions and the CUSIP level cross-entity elimination of securities owned against securities sold, but not yet purchased at each quarter end during fiscal 2007, 2008 and 2009 (in millions):

	As of
	2007
	Feb	May	Aug	Nov
Receivables/payables elimination related to unsettled regular-way transactions	1,657	1,774	1,144	2,025

Cross-entity CUSIP elimination	22,848	22,073	20,420	24,915

	As of
	2008
	Feb	May	Aug	Nov
Receivables/payables elimination related to unsettled regular-way transactions	309	1,013	851	1,787

Cross-entity CUSIP elimination	27,622	28,496	23,163	17,381

	As of
	2009
	Mar	June	Sept	Dec
Receivables/payables elimination related to unsettled regular-way transactions	2,969	1,904	1,760	1,850

Cross-entity CUSIP elimination	25,280	26,132	22,032	13,435